United States securities and exchange commission logo





                            September 15, 2023

       Ann Anthony
       Chief Financial Officer
       OPAL Fuels Inc.
       One North Lexington Ave.
       Suite 1450
       White Plains, NY 10601

                                                        Re: OPAL Fuels Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 29,
2023
                                                            File No. 001-40272

       Dear Ann Anthony:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Properties, page 55

   1. We note you reference the Business section for information regarding your RNG and renewable power
projects and on page 10 you state that you own and operate 7 RNG projects and 18
renewable power projects, and you provide a list of RNG projects in operation and under
construction, along with the design capacity in MMbtus per year.

                                                        However, it appears you
have limited similar disclosure concerning the renewable power projects to page 66 of
MD&A, where you provide a list of these projects along with their nameplate capacity in
MW per hour. We suggest that you reposition information
                                                        regarding your physical
properties to a common section of the filing.
 Ann Anthony
FirstName LastNameAnn   Anthony
OPAL Fuels  Inc.
Comapany 15,
September NameOPAL
              2023    Fuels Inc.
September
Page 2    15, 2023 Page 2
FirstName LastName
         We believe that additional information should be provided to comply with Instruction 1 to
         Item 102 of Regulation S-K, to include information that will reasonably inform investors as to the suitability, adequacy, productive capacity, and extent of utilization.

         For example, disclose the timeframes for completion of the various RNG projects under construction, and the status of the renewable power projects such as the relevance and implications of being an RNG conversion candidate and the timeframes for conversion completion for projects where you have indicated conversion is possible.

         Please also disclose the extent of utilization of the various facilities for each period, relative to the design or nameplate capacity information you have disclosed and clarify whether utilization has been consistent with your expectations. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Our Results of Operations
Operational Data, page 64

2. We understand from the tables on pages 64 and 65 that you produced 2.2 million MMbtu's during 2022 from RNG projects having a design capacity of 3.9 million MMBtu's, indicating these projects were performing at 56% of the design capacity.

         Please expand your disclosures to clarify the extent to which you expect this relationship between production and design capacity to continue or to change, and describe any underlying factors that are reasonably likely to alter the relationship.

         Please describe any uncertainties concerning variables that would determine whether production at or near the design capacity is reasonably likely to occur.
Comparison of the Years Ended December 31, 2022, and 2021
Revenues, page 67

3. We note your disclosures of changes in revenues for RNG Fuel, Fuel Station Services, and
         Renewable Power, in which you identify various additional products, such as methanol pathway credits, brown gas sales, environmental credits, and transportation fuel.

         Please expand your disclosures to indicate the extent to which material changes in net sales are attributable to changes in prices or to changes in the volume or the amount of goods or services being sold to comply with Item 303(b)(2) of Regulation S-K.

         Given the number of products identified, it would be helpful to include a tabulation with comparative sales and volumetric details for each product.

         Please include descriptions of the methanol pathway credits and brown gas and provide any details necessary to understand the underlying drivers. Ann Anthony
OPAL Fuels Inc.
September 15, 2023
Page 3
Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-15

4. We note your accounting policy disclosure explaining that sales of environmental attributes are generally recognized when the related certificates are delivered to a buyer although you may recognize the sales in conjunction with sales of RNG or renewable power if the contract provides that title to the environmental attributes will transfer when such products are produced, and the price to the buyer is fixed and collection of the proceeds will occur within 60 days after generation of the renewable power.

         However, in the earnings releases you have furnished on Form 8-K for the year and subsequent interim quarters, you present the non-GAAP measure of Adjusted EBITDA, which reflects an adjustment for "RNG Pending Certification and Unsold Environmental
         Credits." You indicate the reason for this adjustment is to "better align timing of revenues to when costs are recognized for the production of RNG...."

         Tell us why you believe that adding anticipated future sales of environmental attributes to your non-GAAP performance measure should not be regarded as contrary to the guidance in Question 100.04 of our Compliance and Disclosure Interpretations pertaining to Non-
         GAAP Financial Measures, which you may view on our website at the following address:
         https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

         As your adjustment effectively changes the recognition and measurement principles required under GAAP, please clarify how your individually-tailored adjustment does not yield a potentially misleading non-GAAP measure, in your view.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have any questions.



FirstName LastNameAnn Anthony                                   Sincerely,
Comapany NameOPAL Fuels Inc.
                                                                Division of
Corporation Finance
September 15, 2023 Page 3                                       Office of
Energy & Transportation
FirstName LastName